  EXHIBIT 99.1

Vox Royalty Corp. - Investor Letter

April 18, 2023

Dear Valued Shareholders,

It is with great privilege that I write this letter, being our first formal letter to shareholders, to further discuss our business and principles. From its early beginnings as a private business, Vox’s goal has always been focused on creating long term shareholder value and above-market returns. Initially, our objective was to find a niche and a competitive advantage that would yield long run results that exceeded, on a risk adjusted basis, any other form of commodity equity exposure. Defining a niche and developing a sustainable competitive advantage took longer than expected and had many more ‘bumps in the road' than anticipated. Notwithstanding this, because Vox benefited from patient and supportive capital, we have been able to build a business that, while still in its infancy, is creating, and strives to continue creating, long-term durable value that was the objective all along.

I am excited to share our inaugural investor letter with you – reinforcing principles, recapping recent achievements, reflecting on key lessons learned, and sharing insights on company strategy.

A Company Built for These Market Conditions

When the concept for Vox was first conceived in 2012, it was intended to be a vehicle primarily for North American generalist investors in all forms, seeking uncorrelated wealth maximization via commodity-linked returns. The present macroeconomic markets are precisely the type of conditions that Vox was created for.

We are often asked about the origin of the name, Vox: it was an adaptation on the VIX volatility index, acknowledging that volatility, when harnessed correctly, provides opportunity to create significant value. Firstly, in periods of high macroeconomic volatility, our team is often presented unique opportunities to buy quality royalties at discounted prices when existing royalty holders realize short-term liquidity and/or asset diversification needs. In another respect, the disciplined focus within our royalty asset selection allows Vox, as the royalty holder, to potentially minimize downside exposure to contracting metal prices; meanwhile, in appreciating metal markets, to potentially realize asymmetric, compounding, and significant returns. We believe Vox has built competitive advantages and processes around creating value systematically from these forms of volatility. We continue to see both themes unfolding as expected in the market and ultimately working to our shareholders’ advantage. Coincidentally, in Latin, Vox means “voice”. I hope that we continue to be a voice for our investors and the people that hope for better practices in the junior mining sector.

Our “true north” at Vox remains generating the highest returns on capital invested on a per-share basis within the ~$70B mining royalty industry. We believe we can continue to accomplish this through our proprietary deal sourcing edge and disciplined, owner-led technical diligence on royalty opportunities. We have an extremely talented team that works as a powerful six-cylinder engine, is packed with immense technical experience to reach investment opportunities first, that prices technical risk conservatively, and is prepared to walk away when value does not line up. Using this disciplined approach, we have deployed US$46M into royalties since 2014 and generated US$9.7M in royalty receipts in 2022, for a 21% annual cash-on-cash return, and a current equity value of US$130M as at April 14th, 2023, for a multiple on invested capital (“MOIC”) of 3x.

To be clear, not all of our investments will generate a MOIC greater than 3x. However, we continue to focus our approach towards maximizing both near- and medium-term returns and long-term optionality to create significant, long-run value.

Significant Milestones Achieved

The past year was immensely productive for Vox on all key metrics, from acquiring the producing Wonmunna iron ore royalty, to completing the acquisition of the generational Limpopo PGM royalty, to delivering over 160% growth in royalty receipts, to initiating a maiden dividend in Q3 2022 and subsequently increasing the dividend by 10% in Q1 2023. In 2022, we also added C$0.86 per share or +29.5% Net Asset Value (“NAV”) on a broker consensus basis, by acquiring assets such as Wonmunna, Limpopo, Goldlund and Cardinia, at Price to NAVs (“P/NAVs”) of 0.1x - 0.5x.

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On the capital markets front, ringing the ceremonial NASDAQ bell on January 9th, 2023, was an incredible corporate milestone and a once-in-a-lifetime moment for the extended Vox corporate family, celebrating the company’s listing in Q4 2022.

We have seen improvement in our liquidity following the NASDAQ listing, however, liquidity remains an area for further opportunity and improvement. A number of funds have candidly shared with us that trading liquidity and Vox’s modest ~US$130M market capitalization remain the key reasons why they cannot invest meaningfully at this point in time. Their restrictions are potentially another small-cap investor’s opportunity.

Lessons Learned & Mistakes Avoided

2022 was also a year rich in learnings for Vox, as inflationary headwinds allowed us to reflect on the sustainability of operator margins through cycles.

A high volume of royalty sale processes, from BaseCore (US$525M), Cortez (US$525M) and South32 Base Metals (US$200M), to smaller transactions such as Barrick’s Nevada portfolio and Beaufor, kept bankers and royalty companies busy. We continued to look for mispriced value in these sale processes, and very selectively bid on key assets opportunistically, but ultimately we have not found value in any royalty auction to date. Towards the end of 2022, there appeared to be widespread “sale process fatigue” within the mining royalty industry, with numerous auctions going to “no bid” or clearing prices being announced at <50% initial price expectations touted by advisors.

In addition to acquiring eight royalties plus two royalty options across six separate transactions in 2022, we evaluated and also turned down more deals than ever before. The common deal types we turned down in 2022 fit into a few categories: (i) unfunded assets unlikely to be built in this cycle, (ii) pre-resource greenfields exploration royalty portfolios, (iii) high operating cost subscale producers, and (iv) assets in geopolitical regions with deteriorating economic & social conditions.

Management Ownership

As a result of hitting certain significant business milestones and key performance metrics as outlined in what can be called a “do it and earn it” structure in 2017, I earned a meaningful restricted share unit (“RSU”) grant that vested in 2021 and triggered an associated tax liability. As a result, it was necessary to sell a portion of my Vox shareholding via a private sale, solely to fund the taxes payable following the vesting of the aforementioned RSU grant. The private sale was formalized on April 14th, 2023. While selling any Vox shares was not my desire given my optimism and confidence in Vox, I am pleased to announce that the business has the benefit of a new supportive investor in Gleason and Sons LLC, whose principal (Stefan Gleason) is the majority owner of Money Metals Exchange LLC, one of the largest precious metals depositories and dealers in the USA.

Metals Markets, Commodity Exposures and Outlook

Regarding current commodity preference for new opportunities, our core focus remains on quality assets with credible near-term revenue potential, rather than any fixed weighting to precious metals.

Because of the intellectual property and deal sourcing networks that we have built over the past 10 years, we have the unique luxury of being able to review royalties across a broad array of mined commodities to identify attractive risk-adjusted returns. Gold royalties represent over 50% of our global royalty database of almost 9,000 royalties, which correlates to its history as the most explored for metalliferous commodity and the most commonly traded mining claim. Given the sheer volume of gold royalties globally, and the relative technical simplicity of shallow open pit gold operations amenable to carbon-based extraction, our deal pipeline naturally has a consistent volume of attractive gold royalty opportunities. However, not all gold projects and royalties are created equal, and we remain highly selective. Our ideal gold royalty opportunity typically has the following characteristics: simple economic-grade gold deposits with substantial geological and grade continuity near-surface, low waste-to-ore stripping ratios, ideally hosted in fertile greenstone belts such as Southern Cross, Yandal or Norseman-Wiluna belts in Western Australia with an abundance of local skilled labour and infrastructure. This is why we hold over 35 royalties in Australia, the majority of which are gold royalties in Western Australia, which was independently ranked by the Fraser Institute as the top jurisdiction in the world for mining investment in April 2022.

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Cost inflation of 20% - 40% experienced by mining operators over the past 18 months has highlighted challenges of small-scale mining assets and greenfields projects alike. In 2022, average all-in sustaining costs (“AISC”) in the gold mining industry reached a record high, rising by 18% year-on-year to US$1,276/oz, according to the World Gold Council. This average AISC was 14%, or US$160/oz, above the previous record set in 2012. We have been largely insulated from these headwinds since >60% of our US$46M capital allocated to royalties are already in production, advanced construction, mining study completed (PEA/PFS/feasibility), or leveraging existing processing plants. However, some of our smaller greenfields investments have been delayed or slowed by associated project operators, such as Lynn Lake gold (part of a portfolio of six royalties acquired from Breakwater Resources for less than US$1M in January 2021) and Alamos Gold’s decision to delay production from 2025 until 2027, largely due to cost inflation.

We continue to explore non-dilutive sources of acquisition finance to fund future potential deal flow. In 2022, we took the opportunity to engage with potential debt financing partners in order to review indicative pricing, but ultimately decided not to proceed. We believe that the optimal acquisition finance for Vox could come through our ability to syndicate larger bilateral royalty acquisitions with larger royalty peers or private equity investment funds - effectively monetizing our proprietary deal pipeline to engineer a lower cost of capital.

A number of groups have approached Vox regarding the potential licensing of our proprietary royalty database (non-core commodities) and we are optimistic that we can unlock additional value in 2023 through either IP licensing revenue or effective “finders’ fees” working with partners to acquire more niche commodities that are non-core for Vox.

I am sincerely grateful for the opportunity to serve our shareholders. I consider our shareholder base to be one the of the most sophisticated, patient, and supportive in the emerging royalty industry. On behalf of our Senior Executive team and Board, thank you for your continued support and trust. We are working hard to continue creating value for our valued investors and expect 2023 to be another highly productive year in all respects.

April 18, 2023	Kyle Floyd
Founder, CEO, Chairman - Vox Royalty Corp.

Forward-Looking Statements

This investor letter includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as “expects,” “believes,” “anticipates,” “intends,” “estimates,” “seeks” and variations and similar words and expressions are intended to identify such forward-looking statements; however, the absence of any such words and expressions does not mean that a statement is a not a forward-looking statement. Such forward-looking statements relate to future events or future performance, but reflect Vox Royalty Corp. management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the section entitled “Risk Factors” in Vox Royalty Corp.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2022. Except as expressly required by applicable securities law, Vox Royalty Corp. disclaims any intention or obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise.

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